UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

27 May 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Valeant Pharmaceuticals International, Inc.

File No. 1-14956 -- CF# 26404

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Valeant Pharmaceuticals International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2011.

Based on representations by Valeant Pharmaceuticals International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.7	through January 31, 2016
Exhibit 2.8	through February 22, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel